VEON files Form 20-F for financial year 2021 Amsterdam, 29 April 2022 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and digital services, today announces that it has filed its Annual Report on Form 20-F for the year ended 31 December 2021 (the “Form 20-F”) with the U.S. Securities and Exchange Commission at www.sec.gov. The Form 20-F is also available on the Investor Relations section of the company’s website www.veon.com. Shareholders may request a hard copy of the Form 20-F, including VEON’s complete audited financial statements for the year ended 31 December 2021, free of charge, by contacting VEON’s Investor Relations Department at ir@veon.com. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com Contact Information VEON Investor Relations Nik Kershaw ir@veon.com